P.E 4-30-02

0-29360

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2002

RiT TECHNOLOGIES LTD.
(Translation of registrant's name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

RiT TECHNOLOGIES | **NEWS**

FOR IMMEDIATE RELEASE

CONTACT: Daniel Erdreich
Chief Financial Officer
+972-3-766-6485
dannye@rit.co.il

PORTFOLIO PR CONTACT: Paul Holm/Leon Zalmanov
212-736-9224
pholm@portfoliopr.com / lzalmanov@portfoliopr.com

RiT TECHNOLOGIES REPORTS FIRST QUARTER 2002 RESULTS

-- Strategic Progress Despite Difficult Short-Term Markets --

Tel Aviv, Israel – April 24, 2002 – RiT Technologies (NASDAQ: RITT), a leading provider of network connectivity management solutions, today announced financial results for the first quarter ended March 31, 2002.

Revenues for the first quarter of 2002 were $5,313,000 compared to $8,381,000 for the fourth quarter of 2001 and $11,104,000 for the first quarter of 2001. Net loss for the quarter was ($558,000), or ($0.06) per share fully diluted, compared to net income of $90,000, or $0.01 per share, for the fourth quarter of 2001 and $705,000, or $0.07 per share fully diluted, for the first quarter of 2001.

Commenting on the quarter, Liam Galin, President and CEO, said, "Although, our first quarter revenues were weak, as expected, we are pleased that our successful cost controls mitigated the effect, delivering a lower-than-expected loss per share. Our revenues were affected by the normal seasonal pattern of the first quarter, combined with the protracted market slowdown. The major cost cuts put into place at the end of 2001 reduced our expense level by 25%, enabling us to minimize our losses and to maintain a steady cash balance."

Mr. Galin continued, "From a strategic point of view, the quarter was positive. In datacom, our two OEM partners have begun ramping up their PatchView marketing campaigns, and have begun identifying promising opportunities. They recently secured initial projects, one of which is with a major international telecommunications service provider which is likely to lead to larger future orders. Having completed several initial sales and installations, they are now ready to intensify their sales efforts. In addition, after a protracted sales process, our direct sales team in the UK closed a significant PatchView for the Enterprise deal in a major commercial building project which we believe will lead to additional interest and orders. Although the trend toward larger datacom deals makes timing an issue, these important developments make us confident regarding the significant market potential of our groundbreaking Managed Connectivity technologies."

"On the telecom front, we are also making strategic progress. Two new customers are now ready to convert successful PairView field trials into full-scale projects, but must wait until their frozen capital budgets are released. Our installed PairView customer base continues to

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represent the potential for follow-on equipment orders and maintenance contracts. In addition, we have recently identified a significant unaddressed problem in the optical network arena, which we can address cost-effectively with solutions, which are based on our existing technology. We soon will begin marketing an innovative product to fill this gap, leveraging our strong telco relationships as the basis for incremental sales."

Mr. Galin concluded, "Despite today's tough markets, we continue to feel well positioned in two exceptional markets, both which offer significant long-term potential. Given short-term realities, our first priority remains the running of a lean organization with a tight control of cash. As underlying market trends are working in our favor in both divisions, we are confident as we look to the future."

The Company will host a conference call to discuss these results on Wednesday, April 24th at 11:00 A.M. EDT/ 18:00 Israel time. To participate, please call 800-235-0452 (US, toll free) or 785-832-1077 (International) and mention ID code: RIT. The conference call will also be webcast live at www.RiTtech.com/pages/irelations.asp . It will also be available thereafter for replay on www.RiTtech.com/pages/irelations.asp, or by calling 800-938-1595(US)or 402-220-1544 (International) starting 2 PM EDT on the day of the call.

About RiT Technologies

RiT leverages its unique technology for integrated network management solutions to improve network performance and maximize the return of telecom and datacom physical layer network investments. RiT's **PairView™** and **PairQ™** target the telecommunication outside plant network management market, estimated at a potential of $1-2 B, and improves Telco's ability to provision high bandwidth services (xDSL). PairQ enables mass-qualification of telco copper infrastructure, improving deployment and the margins of providing DSL services. RiT's **PatchView for the Enterprise™** advanced solution targets the enterprise management market, estimated at $7.5 B/yr. RiT's **PatchView™** and **SMART Cabling™** systems target the enterprise LAN wiring market, estimated as $5-6 B/yr.

RiT's sales network spans 50 countries. Key customers include major global telecommunications companies and enterprises, like Deutsche Telekom, Alcatel, TELMEX, TELENOR, American Express, The New York Mercantile Exchange (NYMEX), and ING Barings. RiT is a member of the RAD group, a world leader in communications solutions. For more information, please visit our website: www.RiTtech.com.

Safe Harbor statement under the Private Securities Litigation Reform Act of 1995: This release contains forward looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products and pricing, product demand and market acceptance, new product development, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risk and other risks detailed from time to time in the Company's filings with the Securities Exchange Commission.

This press release is available at http://www.rittech.com/ and *http://www.portfoliopr.com/.*

(Tables Follow)

RiT TECHNOLOGIES LTD.

STATEMENTS OF OPERATIONS (U.S GAAP)

(U.S dollars in thousands, except per share data)

	For the three months ended March 31, (Unaudited)	
	2002 U.S. $	2001 U.S. $
Sales	5,313	11,104
Cost of sales	2,273	5,666*
Gross profit	3,040	5,438
Operating expenses:		
Research and development:		
Research and development, gross	1,017	1,159
Less - royalty-bearing participation	0	0*
Research and development, net	1,017	1,159
Sales and marketing	1,968	2,810
General and administrative	658	836
Total operating expenses	3,643	4,805
Operating income (loss)	(603)	633
Financial income, net	44	71
Capital gain	1	1
Income (loss) for the period	(558)	705
Basic earnings (loss) per share	(0.06)	0.08
Diluted earnings (loss) per share	(0.06)	0.07
Weighted Average Number of Shares - Basic	8,910,352	8,876,102
Weighted Average Number of Shares - Diluted	8,910,352	9,466,265

*Reclassified

RiT TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEET (U.S GAAP)
(U.S dollars in thousand)

	March 31,2002 (Unaudited)	December 31,2001 (Audited)
Assets		
Current Assets		
Cash and cash equivalents	9,592	9,574
Marketable securities	1,063	1,091
Accounts receivable:		
Trade, net	4,351	7,066
Other	982	978
Inventories	8,812	9,172
Total Current Assets	24,800	27,881
Property and Equipment		
Cost	3,032	3,005
Less - accumulated depreciation	2,275	2,145
	757	860
Long term Investment	962	972
Total Assets	26,519	29,713
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable and accruals:		
Trade	2,340	3,393
Other	2,950	4,423
Total Current Liabilities	5,290	7,816
Long-term Liabilities		
Liability for severance pay	1,522	1,622
Total Long-term Liabilities	1,522	1,622
Total Liabilities	6,812	9,438
Shareholders' Equity		
Share capital	260	260
Additional paid-in capital	23,698	23,698
Capital reserves	230	230
Accumulated other comprehensive income	(10)	0
Notes receivable from employees	(72)	(72)
Accumulated deficit	(4,399)	(3,841)
Total Shareholders' Equity	19,707	20,275
Total Liabilities and Shareholders' Equity	26,519	29,713

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RiT TECHNOLOGIES LTD.

Date: May 6, 2002

By: ______________________

Liam Galin
President, Chief Executive Officer
and Director